Medical Discoveries, Inc.
6033 W. Century Blvd, Suite 1090
Los Angeles, California, 90045

December 28, 2007

VIA EDGAR

Mr. Greg Belliston
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

Re:	Medical Discoveries, Inc. File No.: 0-12627 Schedule 14A Filed September 26, 2007

Dear Mr. Belliston:

Earlier today, Medical Discoveries Inc. filed a revised the preliminary proxy statement for a special meeting of this company’s shareholders to be held on January 29, 2008. As requested in the staff’s comment letter, dated October 4, 2007, the preliminary proxy statement has been amended to include information required by Item 14(c)(2) of Schedule 14A. Since the additions made to the proxy statement have substantially changed the entire proxy statement, we have not included a marked copy of the filing. However, should you want a marked copy that shows the changes we made to the proxy statement, please feel free to contact Mr. Istvan Benko at (310) 789-1226.

Please note, that in addition to the changes made to include the information required by Item 14(c)(2) of Schedule 14A, the preliminary proxy statement has been supplemented with a proposal to change the company’s corporate name and a proposal to increase the number of shares of common stock the company is authorized to issue. The proposed change in the corporate name is made to reflect the transition of the company from a bio-pharmaceutical company to an alternative energy company. The increase in the authorized number of shares is being proposed to accommodate the holders of warrants, options and other convertible securities that the company has issued in the past.

* * * * *

As requested by the Staff, we hereby acknowledge that:

•	This company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	This company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct questions regarding this letter to the undersigned at (310) 378-8529.

Very truly yours, /s/ RICHARD PALMER Richard Palmer President and Chief Executive Officer